Second Quarter Interim Report June 30, 2007
the evolution of expression

report to shareholders

To our shareholders:
The results of the second quarter of 2007 demonstrate our progress in the reshaping of Zi Corporation. In terms of revenue growth and our drive toward profitability, we enjoyed our best quarter in more than two years. We have a newly reconstituted Board of Directors led by new Chairman George Tai. And we continue to make important progress toward expanding our reach in the global telecommunications and gaming markets.

The revenues in the second quarter grew substantially, compared both to the second quarter of 2006 and, sequentially, to the first quarter of 2007. Total revenue for the quarter was $3.5 million, an increase of 30 percent year-over-year and up 33 percent over the seasonally lower first quarter of 2007.

Two major factors played into the revenue gains: First, the increased shipping volumes of some of our larger, important customers that translate directly to us. Many of our license agreements are structured so that when our customers do well, so do we. Second, a concerted effort on our part to better manage and monitor the royalty payments we receive from our customers. We are optimistic that we are on the right path toward our goal of achieving sustained profitability.

While our revenues were up, our costs were down substantially, thanks largely to our ongoing, company-wide focus on the cost reduction programs we launched last year. The result of these two efforts was 59 percent year-to-year reduction in our 2007 second quarter net loss from continuing operations, which was $1.2 million, or $0.02 per share (on a basic and diluted basis) compared to a net loss of $2.9 million, or $0.06 per share in the second quarter of 2006. We believe these results are consistent with our previously-stated goal of achieving profitability through cost containment and revenue growth.

Zi Corporation 2007          1

Our financial strength, as evidenced by our balance sheet as of June 30, 2007, has also improved considerably from last year. We showed cash and cash equivalents of $5.5 million, plus $2.5 million that are classified as restricted and not fully available to fund operations outside of China; total assets of $15.6 million, current and total liabilities of $6.9 million; a current ratio of 1.6:1 and shareholders equity of $8.7 million.

We made several important announcements during the second quarter including an important strategic partnership, advances in the gaming market, new licensing agreements, a favorable ruling in an infringement lawsuit and the settlement of a longstanding dispute with a major shareholder. We also remain in serious discussions for Qix with several of the world's largest wireless operators. Our pipeline for Qix and Decuma®, our handwriting recognition technology, continues to be strong with both near-term and mid-term licensing opportunities.

Zi was relieved of significant legal expenses by finalizing the settlement of the longstanding dispute with its major shareholder and a ruling in favor of all defendants in a patent lawsuit against the Board of Regents of the University of Texas (which is now being appealed). The Company also made several important announcements during the second quarter; these included:

  A license agreement with BCM Communication Co., Ltd., for the integration of Zi's eZiText® Chinese text input system onto WiFi handsets using WinCE platform.

  The launch of joyZtick™ version 1.0, a unique Chinese text input solution for mobile electronic devices without a full keypad.

  A partnership with MediaTek, Inc., a global leader in consumer and communications integrated circuit solutions, to embed Decuma handwriting recognition technology in the MediaTek platform marketed to global handset manufacturers.

  A license agreement for the Japanese version of Decuma with Hitachi, Ltd., which allows Japanese users to easily and quickly enter text into industrial applications.

  The deployment of the Korean version of Decuma® by Nintendo for use with its Nintendo DS™ handheld video game system.

  The deployment of the Korean version of Decuma® by Nintendo for use with its Nintendo DS™ handheld video game system.

Our new Board of Directors, which has appointed George Tai as the new chairman and welcomed Andrew M. Gertler, is smaller and tightly focused on helping the Company improve and grow. George, who practices business law in Calgary, Alberta, knows our Company, our markets and our challenges, very well.

I'd also like to thank our entire Zi team for their hard work throughout the quarter. Our second quarter results are the rewards of all of our efforts and we believe that we are on the verge of much better things to come in the near future.

Sadly, the second quarter also saw the passing of our colleague, director and chairman, Richard D. Tingle. Richard served the board with distinction since his appointment to the board in early 2006. We would like to acknowledge his many contributions to the Company. We will miss him.

Thanks to all of our shareholders for your faith and support. We look forward to reporting back again to you next quarter.

Sincerely,

Milos Djokovic
President and Chief Executive Officer

  2         Second Quarter Interim Report

management's discussion and analysis of financial condition and results of operations

This discussion and analysis of financial condition and results of operations for the three and six month periods ended June 30, 2007 should be read in conjunction with the unaudited interim consolidated financial statements and related notes in this report. The Management Discussion and Analysis, has been prepared as at August 10, 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to our unaudited interim consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All financial information herein is presented in United States of America dollars ("U.S. Dollars") except as otherwise indicated.

Forward-Looking Information

This MD&A contains "forward-looking statements" within the meaning of the applicable securities laws. You can identify these forward-looking statements when you see us using words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in "Risk Factors" below.

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. We do not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management's beliefs, opinions or expectations, except as required by law. No undue reliance should be placed on such forward-looking statements.

Overview

We develop and market intelligent interface solutions designed to enhance the usability of mobile handsets and consumer electronic devices. Our embedded software products make such electronic devices as mobile phones, PDAs, hand-held computers, video gaming consoles, television set-top boxes and other similar devices more intuitive and easier to use.

Our solutions include eZiText® for one-touch predictive text entry; eZiType™ predictive keyboard with auto-correction; Decuma® for natural handwriting recognition with prediction technology; and Qix™, an innovative mobile search and service discovery solution designed to enhance the user experience, drive client and network service usage and adoption and help the network operator increase average revenue per user ("ARPU").

We offer a differentiated line of products that our customers can conveniently and easily design into their products that can help them address the needs of global markets. By supporting keypad, keyboard, pen and other input methods, our products can significantly increase the ease, speed and accuracy of text input on electronic devices. Our text entry solutions are available in 60 languages, representing languages spoken and written by two thirds of the world's population. Our products allow for natural human interaction in such complex written languages as Arabic, Chinese and Japanese.

Our primary customers are original equipment manufacturers ("OEMs") and original design manufacturers ("ODMs") seeking to embed a text input solution in their device products for consumer use. We have also expanded our marketing strategy to include network operators seeking to promote more service use and achieve revenue and innovation advantage.

We believe we deliver value to device manufacturers by providing products that help them increase revenue and reduce costs through flexible and simplified implementations of their products. Because the modular nature of our products allows for easy handset customization, manufacturers can quickly tailor our products and technology to a broad range of languages and features. We also partner with manufacturers to adapt their products and technology to specific market requirements, and we can deliver customized user interfaces for a large variety of applications, examples of which are the Sony Walkman Handset and the Nokia Linux Tablet.

Zi Corporation 2007          3

Network operators, on the other hand, can increase service usage and revenue with our Qix products. Qix takes a predictive approach to navigation making it easier for consumers to use advanced services, thus driving service usage and adoption - ultimately, resulting in increased ARPU for wireless carriers. In June 2006, we announced the results of the trial with UK operator Virgin Mobile, which demonstrated a 33 percent increase in ARPU among consumers in the trial. This data, along with data from similar trials, is used to market this technology to wireless carriers. In the fourth quarter 2006, Zi announced its first revenue generating agreement for Qix with T-Mobile (UK) Limited ("T-Mobile"), a major global wireless service operator.

Our product portfolio includes:

eZiText® offers fast, easy, accurate text input for a range of electronic devices, including mobile phones, telematic systems, set-top boxes and gaming consoles.

Key Features

  Full word prediction

  Single mode entry for different languages and applications

  Dual language prediction for multilingual users

  Passive and active learning of user vocabulary

  Cross-application indexing and context-sensitive vocabulary

eZiType™ is a business text input product for advanced mobile email handsets that is designed to increase speed, accuracy and make it easier to input text.

Key Features

  Full word prediction

  Auto-correction of common misspellings and keyboard errors

  Single mode entry for different languages and applications

  Dual language prediction for multilingual users

  Passive and active learning of user vocabulary

  Cross-application prediction and context-sensitive vocabulary

  Works on virtual or hardware keyboards

Qix™ is a search and discovery engine that is designed to enable quick and easy use of a mobile phone's applications and services. It allows users to access the full range of phone features simply and intuitively without having to remember where or how to locate them. Field tests have shown that this simplicity motivates users to find and use revenue-producing features more often. Qix complements standard mobile search products.

Key Features

  On-device search

  Natural language access to handset features and applications, bypassing the menu and encouraging repeated use

  Operator content discovery

Decuma® is a new class of input for pen-based devices. It unites industry leading handwriting recognition and predictive text technology, which creates a greatly enhanced user experience. Decuma recognizes naturally shaped letters, numbers, symbols and punctuation in more than 70 languages. There is no need to adjust to a prescribed writing style or learn a special alphabet.

Key Features

  Global coverage in 70 languages

  World class predictive text features

  User interface flexibility and simple integration

  4         Second Quarter Interim Report

Recent Developments

On July 26, 2007 at its Annual General Meeting, the shareholders of Zi elected six directors to serve on the board for the ensuing year. They are Milos Djokovic, President and Chief Executive Officer; Andrew M. Gertler, Principal of Lester Asset Management; H. Donald Hyde, Chartered Accountant; Donald P. Moore, Principal and director of Fundamental Management Corporation and international corporate attorney with Holland & Knight, LLP; Robert P. Stefanski, Executive Vice President of TIBCO Software Inc. and George C. Tai, Partner of Carscallen Leitch LLP.

Following the Annual Meeting, the Board appointed Mr. Tai Chairman of the board of directors. Mr. Tai practices business law as a partner at the law firm of Carscallen Leitch LLP. Prior to returning to private practice in 2004, Mr. Tai held senior executive positions in legal, finance and operations with private and public technology companies, including Zi Corporation for the period 2000 to 2003. Mr. Tai has extensive international legal experience structuring and negotiating technology transfer and licensing agreements as well as mergers and acquisitions. Mr. Tai has been and is currently a director and corporate secretary of several private and public companies.

On June 13, 2007, we announced the signing of a licensing agreement for the Japanese version of its world-class Decuma® handwriting recognition software with Hitachi, Ltd., a leading provider of industrial computing systems in Japan. Hitachi selected Decuma based on its high recognition rates, speed, ease-of-use and small footprint. The Japanese language version of Decuma allows Japanese users to easily and quickly enter text into industrial applications. Decuma will be used as an industrial application in Japan starting in fiscal 2007.

On June 4, 2007, we announced the signing of a license agreement with BCM Communication Co. Ltd. ("BCM") for the integration of eZiText® Chinese onto WiFi handsets using WinCE platform. BCM is a leading designer and manufacturer of WiFi mobile phones and well known for its high voice quality handsets. These innovative technical capabilities have allowed BCM to establish a solid list of WiFi customers and distribution channels. Under the terms of the agreement Zi will receive upfront license fees, as well as per unit royalties on handsets sold to BCM's customers. With a growing volume of WiFi handset becoming available in Asia and other world regions, Zi is positioning itself to reap the benefits of existing as well as next generation technologies.

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of US Patent No. 4,674,112 against the Plaintiff, The Board of Regents of the University of Texas, and in favor of all remaining Defendants. The Plaintiff filed an appeal. We were not a Defendant in this case but were participating in the defense of a customer who was. We incurred significant legal expense in the defense of this infringement claim.

On April 25, 2007, we announced the launch of our new text input solution for the Chinese language, joyZtick™ version 1.0 ("joyZtick"). joyZtick is a unique Chinese text input solution for mobile electronic devices without a full keypad, such as portable gaming devices, MP3 players, cameras, mobile GPS, mobile phones and more. joyZtick supports major Chinese input methods - Stroke, Pinyin and Zhuyin (Bopomofo) - as well as number and symbol input. joyZtick includes features such as character association to predict whole words and phrases, and learning to adapt to a user's preferred vocabulary. It requires only a five-way joystick or navigation key to enter text, and is designed to integrate with other Zi predictive text products. The product is offered in three regional language databases: PRC Mainland, Hong Kong and Taiwan.

On April 25, 2007, we announced a strategic partnership with MediaTek, Inc., a global leader in consumer and communications integrated circuit solutions, to embed Decuma in MediaTek's platform marketed to handset manufacturers globally. Decuma product performance is designed for entry-level handsets specifically with regards to speed, recognition rate, and memory size. Several key customers are already evaluating the solution and a major Peoples Republic of China OEM, Shenzhen Konka Telecommunications Technology Co., Ltd, has been the first to license the technology as integrated.

On April 10, 2007, a settlement agreement with the Receiver for the Lancer Entities became fully effective. Pursuant to the settlement agreement, the parties discontinued, with prejudice, all litigation and regulatory proceedings of any kind. In addition, the Receiver, and certain of our current and former directors delivered mutual releases. As a result of the settlement agreement, Michael E. Lobsinger resigned as a director. He was replaced as a director by George Tai of Calgary, Alberta.

On March 29, 2007, we completed a brokered private placement in the United States and a non-brokered private placement in Canada of a total of 3,776,848 units, consisting of one common share and two-fifths of a warrant to purchase one common share, priced at $1.61 per unit for net proceeds of $5,533,644. The completion of the private placement was an important element of our business plan, which is to achieve profitability through cost containment and revenue growth.

On March 27, 2007 we completed the sale of our minority interest in Archer Education Group, Inc. ("Archer") for total proceeds of $632,601. The completion of this sale represents the end of our involvement in the e-Learning business segment (see additional discussion under the "Operating Results - Discontinued Operations" section).

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Summary of Results of Operations
	Three months ended June 30,		Six months ended June 30,
(in thousands, except per share amounts)	2007	2006	2007	2006
Revenues	$3,489	$2,684	$6,120	$5,825
Gross margin	$3,423	$2,593	$6,017	$5,642
Net loss - continuing operations	$1,187	$2,855	$2,808	$4,680
Net loss	$1,187	$3,031	$2,176	$5,316
Total assets	$15,606	$15,331	$15,606	$15,331
Net loss per share - basic and diluted from continuing operations	$0.02	$0.06	$0.06	$0.10
Net loss per share - basic and diluted	$0.02	$0.07	$0.05	$0.11
Outstanding shares, weighted average	50,542	46,369	47,358	46,321
Outstanding shares, end of period	50,557	46,676	50,557	46,676

All dollar amounts are in U.S. Dollars and in conformity with U.S. GAAP. This information should be read in conjunction with our unaudited interim financial statements and notes.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires the use of estimates and judgments that affect our reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to us and on various other assumptions that we believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

We have identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of our consolidated financial statements:

Going Concern Basis

As at June 30, 2007, we had an accumulated deficit of $110,751,045 and incurred a loss of $2,808,147 from continuing operations and used cash in operating activities of $341,093 for the six month period ended June 30, 2007. Continuing operations are dependent on us achieving profitable operations and possibly needing to raise additional capital to meet our obligations and repay liabilities arising from the normal operations when they come due.

We are executing a business plan to allow Zi to continue as a going concern. We intend to achieve profitability through cost containment and revenue growth. We can give no assurance that we will be successful in executing this plan. Should we fail to control expenses, earn additional revenue or, if needed, raise additional capital we may be forced to suspend operations, and possibly even liquidate assets and wind-up and dissolve the Company.

During the first quarter of 2007, we completed an essential part of our business plan by completing a private placement for net proceeds of $5,533,644. In the first half of 2007 compared to the first half of 2006, operating expenses decreased and revenues increased, resulting in reduced net losses from continued operations.

Our consolidated financial statements are prepared on a going concern basis, which assumes that Zi will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

Software Development Costs

All research and development costs are expensed as incurred except those that meet the criteria of Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized after technological feasibility of a project is established.

  6         Second Quarter Interim Report

The determination of whether a project is technically feasible involves management judgment. We determine that a product is technically feasible when the concept has been reviewed by management and we have the necessary resources to complete the project. Technological feasibility is also established when a product design or working model of the product, consistent with the product design, is complete and tested. Capitalized costs are amortized over three years commencing in the period of the product's commercial release.

Revenue Recognition

We recognize revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin No. 104 of the U.S. Securities and Exchange Commission as further described in note 3 to the year-end audited consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition". The application of these rules requires judgment, including, but not limited to, estimating the probability of collection of the receivables resulting from the sale, assessing whether or not all vendor obligations - i.e., obligations borne by us - have been satisfied and whether or not there is sufficient evidence to support the fair value of the various elements in a multi-element agreement. Changes to any of these elements could have material impact to the amount of earned and unearned income.

Revenue from consulting and engineering services is recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by us is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

Under software licensing arrangements, we recognize revenues provided that: a license agreement has been signed and fees are non-refundable; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contracts which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenues from software licensing royalties related to the sale of the product in which our technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Stock-based Compensation

We account for stock-based compensation in accordance with SFAS No. 123(R), "Share-Based Payment". Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected terms of the awards. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Contingencies

The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. SFAS No. 5, Accounting for Contingencies, requires that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position or our results of operations.

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Income taxes

On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that we recognize the impact of a tax position in the financial statements if that position is more likely than not being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on our financial position or results of operation.

Recent accounting pronouncements

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of our balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006. We adopted SAB 108 in the fourth quarter of fiscal 2006. The adoption of SAB 108 has not had a significant impact on our consolidated operations and financial condition.

In September 2006 the FASB issued SFAS No. 157 "Fair Value Measurements", which is effective for fiscal years beginning after November 15, 2007. The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. We have evaluated the SFAS and have determined that adopting it will not have a significant impact on our consolidated operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No.115". The statement provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. We have not yet estimated the impact, if any, of the new standard.

The Securities and Exchange Commission ("SEC") recently commented that several registrants should have recorded share purchase warrants that were issued in a currency other than their functional currency as a derivative instrument in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", instead of shareholders equity, and adjusted to market value each reporting period. The FASB met and concluded that the position taken by the SEC was correct, but that entities would be allowed until 2008 to adopt it, and then would be able to do so as a change of accounting policy. Early adoption is not permitted. We have not assessed what, if any, impact it will have on our financial statements. We do not have warrants outstanding that meet the definition of a derivative under SFAS 133 as at June 30, 2007. However, we did in previous years have warrants that meet this definition. As a result, we could be required to record a significant cumulative adjustment to our opening accumulated deficit in 2008.

Three and Six Months Ended June 30, 2007

Overall Performance
	Three months ended June 30,			Six months ended June 30,
	2007	2006	%	2007	2006	%
(In millions, except percentages and per share amounts)
Revenues	$3.5	$2.7	30%	$6.1	$5.8	5%
Operating loss - continuing operations	0.9	2.7	-70%	2.4	4.3	-45%
Net loss - continuing operations	1.2	2.9	-60%	2.8	4.7	-41%
Loss per share - continuing operations	$0.02	$0.06		$0.06	$0.10

  8         Second Quarter Interim Report

Our net loss from continuing operations for the three month period ended June 30, 2007 decreased by $1.7 million or 60 percent compared to the same period a year earlier, for the following reasons:

  $0.8 million increase in revenues (see additional discussion under the "Operating Results - Revenue" section);

  $0.6 million decrease in product development costs (see additional discussion under Operating Results - "Product Research and Development" section);

  $0.4 million decrease in legal expenses (see additional discussion under the "Operating Results - Legal" section);

  $0.1 million recovery of a note receivable; offset by

  $0.2 million increase in income tax expense; and

  $0.1 million increase in depreciation and amortization expense.

Our net loss from continuing operations for the six month period ended June 30, 2007 decreased by $1.9 million or 41 percent compared to the same period a year earlier, for the following reasons:

  $0.8 million decrease in legal expenses (see additional discussion under the "Operating Results - Legal" section);

  $0.3 million increase in revenues (see additional discussion under the "Operating Results - Revenue" section);

  $1.1 million decrease in product development costs (see additional discussion under Operating Results - "Product Research and Development" section); offset by

  $0.2 million increase in SG&A costs (see additional discussion under the "Operating Results - Selling General and Administrative" section); and

  $0.2 million increase in depreciation and amortization expense.

Quarterly Overview

The following table summarizes selected unaudited quarterly financial data for the past eight fiscal quarters:
	Q2 2007	Q1 2007	Q4 2006	Q3 2006
(In millions, except per share amounts)
Revenues	$3.5	$2.6	$3.2	$2.8
Selling, general and administrative	3.0	2.7	3.4	2.7
Legal	0.4	0.4	0.8	0.8
Product, research and development	0.6	0.5	0.8	0.9
Depreciation and amortization	0.4	0.5	0.5	0.5
Operating loss	0.9	1.5	2.3	2.3
Loss from continuing operations	1.2	1.6	2.6	2.5
Net loss	$1.2	$1.0	$3.0	$2.7
Loss per share
Basic and diluted	$0.02	$0.02	$0.06	$0.06

	Q2 2006	Q1 2006	Q4 2005	Q3 2005
(In millions, except per share amounts)

Total Revenues	$2.7	$3.1	$2.7	$2.3
Selling, general and administrative	2.9	2.5	2.6	2.1
Legal	0.8	0.9	0.7	0.5
Product, research and development	1.3	1.0	0.9	0.5
Depreciation and amortization	0.4	0.3	0.3	0.3
Operating loss	2.7	1.5	1.5	1.2
Loss from continuing operations	2.8	1.8	1.7	1.3
Net loss	$3.0	$2.3	$2.1	$1.5
Loss per share
Basic and diluted	$0.07	$0.05	$0.05	$0.03

Zi Corporation 2007          9

The net loss for the 2007 second quarter was $1.2 million, or a loss per basic and diluted share of $0.02, compared to a net loss of $1.0 million, or a loss of $0.02 per basic and diluted share, in the first quarter 2007, an increase of $0.2 million. Net loss from continuing operations decreased by $0.4 million in the second quarter compared to the first quarter.

Revenues in the second quarter of 2007 were $3.5 million, an increase of $0.9 million over the first quarter of 2007. The increase in revenue was attributable to a settlement with a significant customer relating to a dispute over royalty reporting in previous periods. In addition, some customers reported higher royalties than in previous quarters.

Our selling, general and administrative ("SG&A") expense for the 2007 second quarter was $3.0 million compared to $2.7 million for the first quarter of 2007. This increase was primarily due to the following:

$0.3 million increase in consulting and accounting fees resulting from Sarbanes Oxley compliance and fees related to the audit by Canada Revenue Agency of our cross border transactions;

$0.2 million increase in withholding taxes on the increased revenues from our Asian Licensees;

$0.1 million increase in employee expenses through salary increases and new hires; offset by

$0.3 million decrease in conference related expenses as a result of our participation in 3GSM and CTIA in the first quarter 2007.

We continue to invest in new product features and enhancements to software language databases along with continued investment in Decuma handwriting recognition software and Qix. Product research and development ("PR&D") expense, net of capitalized costs, for the 2007 second quarter was $0.6 million compared to $0.5 million in the first quarter 2007. Gross PR&D expenditures have remained stable. The increase in net PR&D resulted from a corresponding decrease in the amount of PR&D expenditure that we capitalized in the second quarter of 2007 compared to the first quarter of 2007.

Legal expense for the 2007 second quarter was $0.4 million compared to $0.4 million for the 2007 first quarter.

The following chart summarizes the quarterly losses from continuing operations:

Loss from continuing operations - Net loss from continuing operations is the loss from our core operations, including non-operating revenue and expenses and income taxes, but before discontinued operations.

  10         Second Quarter Interim Report

Operating Results

Revenue
	Three months ended June 30,			Six months ended June 30,
	2007	2006	%	2007	2006	%
(In millions, except percentages)
Royalties, license and implementation fees	$3.5	$2.7	30%	$6.1	$5.8	5%

License and implementation fees are one time fees charged at the outset of the relationship for licensing our technology and for providing services with implementing or customizing our technology for use on their platforms. Maintenance and support fees are generated as those services are provided. Software licensing royalties are ongoing revenues based on the number of units shipped with our product embedded.

In the second quarter of 2007, we had total revenues of $3.5 million, an increase of $0.8 million or 30 percent from the second quarter of 2006. The increase in revenue was attributable to a settlement with a significant customer relating to a dispute over royalty reporting in previous periods. In addition, some customers reported higher royalties than in previous quarters, part of which resulted in an under-reporting of revenue in the first quarter which was then adjusted in the second quarter.

Revenues increased by $0.3 million or 5 percent compared to the six month period ending June 30, 2006. This increase absorbs $0.5 million of one-time revenue that occurred in the first half of 2006 that did not recur in the first half of 2007. The increases have resulted from several customers experiencing increases in volumes of products that have our products embedded into them. It also includes the royalty dispute settlement noted above.

License Revenue by Geographic Location

The following table sets forth the revenues recognized by Zi's subsidiaries established in the geographic locations in which these subsidiaries reside.
	Three months ended June 30,			Six months ended June 30,
	2007	2006	%	2007	2006	%
(In millions, except percentages)
Canada	1.4	1.2	17%	2.5	2.8	-11%
United States	0.1	0.2	-50%	0.4	0.5	-20%
Asia	1.9	1.2	58%	3.0	2.4	25%
Sweden	0.1	0.1	0%	0.2	0.1	50%

The following table sets forth Zi's revenues attributable to our customers based on the regions in which they reside.

	Three months ended June 30,			Six months ended June 30,
	2007	2006	%	2007	2006	%
(In millions, except percentages)
Asia	2.0	1.4	43%	3.3	2.9	14%
Japan	0.2	0.1	100%	0.3	0.6	-50%
Europe	0.9	1.0	-10%	1.7	1.8	-6%
North America	0.4	0.2	100%	0.8	0.5	60%

Zi Corporation 2007          11

The following table sets forth the customers who accounted for 10% or more of our total license and implementation fees and the percentage of sales generated by the top five customers in the three and six months ended June 30, 2007 and 2006:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
(Percentages)
Significant Customer 1	22%	33%	25%	28%
Significant Customer 2	18%	n/a	12%	n/a
Significant Customer 3	14%	n/a	n/a	n/a
Top Five Customers	68%	55%	61%	54%

Revenues from the top five customers in the three months ended June 30, 2007 have increased from 55 percent to 68 percent of total revenue from the same period in 2006. Part of this increased concentration is the result of the settlement relating to a dispute over royalty reporting in previous periods noted above and part is the result of increased royalties reported by certain other customers.

Revenues from the top five customers in the six months ended June 30, 2007 have increased from 54 percent to 61 percent from the same period in 2006. The increased concentration is for the same reasons noted in the previous paragraph.

Selling General and Administrative
	Three months ended June 30,			Six months ended June 30,
	2007	2006	%	2007	2006	%
(In millions, except percentages)
Selling general and administrative expenses	$3.1	$3.0	1%	$5.7	$5.5	4%

SG&A includes salaries and benefits, stock-based compensation and other employee related expenses of sales, finance, in-house legal, facilities and human resources functions. It also includes the cost of professional fees, excluding legal fees, rent, business taxes, bad debts and other administrative expenses.

Our SG&A expense for the 2007 second quarter was $3.1 million compared to $3.0 million for the first quarter of 2006.

SG&A increased by $0.2 million or 4 percent from the six month period ending June 30, 2006. The increase results from:

  $0.3 million of incremental professional fees relating to the audit by Canada Revenue Agency of our cross border transactions, Sarbanes Oxley compliance, and additional fees incurred to register the shares issued in our private placement;

  $0.2 million increase in salaries and benefits expense as a result of bringing compensation in line with local market conditions;

  $0.2 million of increased stock-based compensation expense during the quarter that was previously classified as part of our PR&D;

  $0.1 million increase in promotions expense; offset by

  $0.4 million in lower bad debts expense;

  $0.1 million lower recruiting costs; and

  $0.1 million lower conference costs.

  12         Second Quarter Interim Report

Product Research and Development
	Three months ended June 30,			Six months ended June 30,
	2007	2006	%	2007	2006	%
(In millions, except percentages and per share amounts)
Gross product research and development	$0.9	$1.5	-43%	$1.8	$2.9	-37%
Capitalized costs	0.3	0.4	-18%	0.8	0.8	-2%
Product research and development	0.6	1.1	-52%	1.0	2.1	-50%

Certain amounts have been reclassified to conform with the presentation adopted in the current period.

PR&D expenses include salaries, benefits, stock-based compensation expense and other employee related costs. PR&D costs also include third-party development and programming costs and linguists. Gross expenditures on product development (expenditures before capitalization of costs related to new product development) decreased in the second quarter 2007 by $0.6 million, compared to the same period in 2006, for the following reasons:

  $0.2 million decrease in employment benefits caused by elimination of an executive position previously reported in PR&D;

  $0.1 million decrease in stock based compensation expense that was previously classified as part of our PR&D now classified under SG&A;

  $0.1 million decrease in consulting fees as a result of lower language database development and less consulting services utilized in the development of Qix; and

  $0.1 million decrease in travel costs related to employees reclassified from PR&D to SG&A.

Gross expenditures on product development (expenditures before capitalization of costs related to new product development) decreased in the first six months of 2007 by $1.1 million, compared to the same period in 2006, for the following reasons:

  $0.3 million decrease in employment benefits caused by elimination of an executive position previously reported in PR&D;

  $0.2 million decrease in stock based compensation expense that was previously classified as part of our PR&D now classified under SG&A;

  $0.2 million decrease in consulting fees as a result of lower language database development and less consulting services utilized in the development of Qix;

  $0.2 million decrease in travel costs; and

  $0.1 million lower recruitment costs.

Legal
	Three months ended June 30,			Six months ended June 30,
	2007	2006	%	2007	2006	%
(In millions, except percentages)
Legal	$0.4	$0.8	-47%	$0.9	$1.7	-48%

Legal costs for the three and six month period June 30, 2007 decreased compared to the same period a year earlier primarily as a result of an order of non-infringement in favor of the defendants in the U of T litigation. While we did receive the order of non-infringement, the litigation was still on going in 2007 and we still incurred expenses related to its defense (see additional discussion under "Litigation/Indemnification" section). While the U of T has filed an appeal, legal fees are expected to be lower in subsequent periods. Any additional costs from the U of T appeal are not expected to be incurred in the near future.

In addition, there were lower fees incurred as a result of the settlement agreement entered into with the Receiver of the Lancer Entities on April 10, 2007 (see additional discussion under "Litigation/Indemnification" section).

Zi Corporation 2007          13

Depreciation and Amortization

	Three months ended June 30,			Six months ended June 30,
	2007	2006	%	2007	2006	%
(In millions, except percentages)
Depreciation & Amortization	$0.5	$0.4	28%	$0.9	$0.7	39%

The table above sets out the total depreciation and amortization expense. The increase in depreciation and amortization in 2007 over 2006 was due to increased amortization associated with the commercial release of Qix. The commercial release of a product commences the amortization of previously capitalized software development costs related to that product. We commercially released Qix in July 2006, accordingly, depreciation and amortization has increased for the first and second quarters 2007.

Income taxes

We adopted the provisions of FIN 48 on January 1, 2007. The implementation of FIN 48 did not result in any adjustment to our beginning tax positions. We continue to recognize our tax benefits which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized. As at January 1, 2007 and June 30, 2007, we did not have any unrecognized tax benefits.

We are subject to income taxes in Canada, United States, China, Hong Kong, and Sweden. Consequently, we file income tax returns in each of these jurisdictions. We are generally no longer subject to income tax examinations by Canadian tax authorities for years before 2000; 2001 for the United States; 1997 for China; 1999 for Hong Kong; and 2000 for Sweden.

The Canada Revenue Agency ("CRA") commenced an examination of our international transfer pricing policies and procedures and documentation for 2002 and 2003 in the second quarter 2006. We prepared a submission for the 2002 and 2003 taxation years, which was submitted to CRA on July 10, 2007. The examination of our submission is still on going and is not expected to be completed until the end of 2008; however, CRA is expected to provide us with their initial review comments by the end of third quarter 2007. Based on our submission to CRA, the range of possible outcomes cannot be reasonably determined as at June 30, 2007. Once a range of possible outcomes can be reasonably determined and its more-likely-than--not to be incurred, we will report our tax position. We will continue to monitor the progress of the examination and record an adjustment when such adjustment, if any, can be reasonably determined and is more-likely-than-not to occur.

In the first quarter 2007, a Chinese subsidiary Huayu Zi Software Technology (Beijing) Co. Ltd. made provision for income taxes payable as a result of no longer having tax losses available from prior years. We have included in the second quarter 2007 income tax expense of $0.5 million, compared to $0.5 million a year earlier.

Annual Information

For the years ended December 31	2006	2005	2004
(thousands except per share amounts)			Restated
Revenue	$11,836	$10,614	$12,898
Gross margin	$11,430	$10,258	$12,536
Net loss from continuing operations	$9,750	$4,489	$2,008
Net loss	$(10,995)	$(5,317)	$(2,724)
Total assets	$14,547	$22,405	$21,699
Net loss per share - basic and diluted	$(0.24)	$(0.12)	$(0.07)
Outstanding shares, weighted average	46,503	46,153	41,373
Outstanding shares, end of year	46,689	46,273	45,225

The above table has been reclassified to reflect the results from continuing operations. All dollar amounts are in U.S. dollars and in conformity with U.S. GAAP. This information should be read in conjunction with our annual audited financial statements and notes.

Our net loss has increased for the years ended December 31, 2004 to December 31, 2006. The increase in net loss resulted from both decreased revenues and increased expenses.

  14         Second Quarter Interim Report

The decreased revenues resulted partially from reduced average selling prices for our core products. The decrease in revenues has been partially offset with new contracts.

During 2006, we incurred additional expenses due to increased legal costs and increased compensation expenses resulting from the initial implementation of stock based compensation. Legal expenses are expected to decrease as legal issues are resolved (see discussion under "Litigation/Indemnification"). Stock compensation was incurred in 2006 on the initial adoption of SFAS No. 123(R). While we will continue to incur stock compensation expense in subsequent periods, the expense is expected to be lower.

We are in the process of adding additional resources as needed in order to market our products and sign new contracts, particularly with regard to Qix. With a focus on cost containment, and anticipated new sales contracts, we expect our net loss to continue to decrease in future periods.

Discontinued Operations

Effective March 27, 2007, we sold our minority interest in Archer, which represented our now-discontinued operations in the e-Learning business segment, for total proceeds of CDN$736,800, or $632,601 U.S. Dollar equivalent.

In the quarter ended March 31, 2007, we did not recognize our proportionate share of the loss from Archer's operations because the carrying value of the investment in Archer was nil and we had no commitment to fund its losses. As a result, the full amount of the proceeds was recognized as a gain in the quarter ended March 31, 2007.

The completion of this sale represents the end to our involvement in the e-Learning business segment. As a result, for the three and six month periods ended June 30, 2006 the e-Learning business segment has been reclassified to discontinued operations.

Liquidity and Capital Resources

Cash Requirements Outlook

At June 30, 2007, we had cash and cash equivalents of $8.0 million, of which $2.5 million was classified as restricted cash (see "Restricted Cash" discussion below). The objective of our investment policy for funds is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

During the past three years, our cash requirements have been met through revenues from operations, proceeds from issuance of our common shares or other securities, through the exercise of common share purchase warrants and options and short term credit facilities from our primary commercial bank.

As an important part of our business plan, we recently completed private placements for net proceeds of $5,533,644. Our business plan includes achieving profitability through cost containment and revenue growth. Capital is required for the remainder of 2007 to support continued product development and product enhancements, as well as expanding our sales and marketing efforts to accelerate the introduction of Qix to the marketplace. We believe that we have sufficient capital to meet these requirements and plan to generate positive cash from operations in the future.

Restricted Cash

Due to Chinese government regulations pertaining to the capitalization of Chinese companies, there are certain restrictions on the use of funds held in our principal Chinese subsidiary. As a result of these restrictions, these funds are not fully available to fund our non-Chinese operations. Our Chinese operations are profitable and are expected to have a surplus balance within the year. Once the surplus balance is attained, a portion of the restricted cash will be able to fund non-Chinese operations through the payment of dividends. If our Chinese operations continue to be profitable, the entire cash balance may be reclassified as non-restricted cash and cash equivalents.

At June 30, 2007, we held the U.S. dollar equivalent of $2.5 million (December 31, 2006; $2.2 million) in cash classified as restricted.

Zi Corporation 2007          15

Cash Flows - Summary

During the three months ended June 30, 2007, we experienced a decrease in available cash by $2.6 million primarily represented by:

  $1.8 million decrease caused by an increase in working capital;

  $1.2 million loss from continuing operations;

  $0.4 million in deferred development costs and capital asset additions; offset by

  $0.5 million of non-cash expenses which includes depreciation and amortization expense, and stock compensation expense; and

  $0.3 million cash received from the sale of Archer (see additional discussion under the "Operating Results - Discontinued Operations" section).

During the six months ended June 30, 2007, we experienced an increase in available cash of $3.8 million primarily represented by:

  $5.6 million in net proceeds from the private placement and exercise of stock options;

  $1.4 million increase caused by a decrease in working capital;

  $1.2 million of non-cash expenses which includes depreciation and amortization expense, and stock compensation expense;

  $0.6 million gain from the sale of Archer (see additional discussion under the "Operating Results - Discontinued Operations" section); offset by

  $2.8 million loss from continuing operations;

  $1.0 million in the repayment of bank indebtedness outstanding at year-end;

  $0.9 million in deferred development costs and capital asset additions; and

  $0.4 million increase in restricted cash.

Cash Flows - Operating

In the second quarter 2007, cash used in our operations increased by $0.5 million to $2.6 million from $2.1 million compared to the same period in 2006. Despite a $1.7 million decrease in our net loss from continuing operations compared to the same period in 2006, working capital increased by $1.8 million, non cash expenses decreased by $0.3 million. The decrease in non cash expenses relates to lower stock compensation expense in the second quarter 2007.

Cash used in operations in the first six months of 2007 decreased by $3.8 million to $0.3 million from $4.1 million in the same period in 2006, primarily due to a decrease in our net loss from continuing operations of $1.8 million and a decrease in working capital of $2.0 million. The decrease in working capital primarily resulted from the collection of $3.0 million receivable from a significant licensee.

Cash Flow - Financing

There was no significant financing activity for the three month periods ending June 30, 2006 and 2007.

For the six months ended June 30, 2007, we received $4.6 million from our financing activities from $5.6 million in net proceeds from the issuance of shares from a private placement and the exercise of stock options, offset by the repayment of $1.0 million in bank indebtedness. There were no significant financing activities for the same period in 2006.

Cash Flow - Investing

In the second quarter of 2007, cash used in investing activities decreased by $0.5 million, compared to the same period in 2006, primarily due to:

  $0.2 million lower increase in cash from our Chinese operations that was required to be reclassified as restricted;

  $0.2 million decrease in capital assets purchased;

  $0.1 million decrease in deferred software development costs; offset by

  $0.1 million recovery of a note receivable.

  16         Second Quarter Interim Report

Cash used in investing activities decreased in the first six months of 2007 by $1.1 million, compared to the same period in 2006, primarily due to:

  $0.7 million lower increase in cash from our Chinese operations that was required to be reclassified as restricted;

  $0.2 million decrease in capital assets purchased; and

  $0.2 million recovery of a note receivable.

Commitments and Contractual Obligations

As at June 30, 2007, we did not have any long-term debt, and any current portions thereof. As at December 31, 2006, the current portion of capital leases was $30,467. The capital leases are not significant and are not expected to become significant in the near future.

We rent premises under operating leases, which expire at various dates up to June 2012. Annual rentals under these leases for each of the next five years are as follows:
2007	714,105
2008	588,022
2009	536,423
2010	536,423
2011	536,423
Total	$ 2,911,396

Foreign Exchange

We report in US dollars but have operations and expenses in Canada, Sweden and China. We carry foreign exchange risk as our revenues are primarily US dollar based, and a significant portion of our expenses are denominated in Canadian dollars, Swedish Krona, Chinese Reminbi and Hong Kong dollars. We have not entered into any arrangements to hedge our foreign exchange requirements or its foreign assets.

Capital Expenditure Commitments

Our operations require certain ongoing capital expenditures to support the productivity of our staff. This includes offices and furniture and equipment, primarily computers. In addition, we require continuous upgrade of servers, language databases, developer software, and other productivity software. We also purchase a significant number of mobile phones each year for testing, user experience analysis and sales demonstrations. Most of this equipment is purchased as required and does not require long order times.

We do not anticipate making any significant capital expenditures such as buildings or properties, or heavy machinery.

Litigation/Indemnification

Commencing on March 11, 2005, the U of T filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 in the U.S. District Court for the Western District of Texas, Austin Division. Of the named parties, the majority are customers of our principal competitor in the text input market and a few are customers of ours.

We were not a named party in the action. We have not accepted liability for any indemnity pursuant to our customer license agreements or otherwise. As a result of our efforts the claim against two of our customers were dismissed prior to any defense being filed. Without any admission of liability, we agreed as a business decision to assume the defence of five of our customers. Given the costs involved, we settled the claims against four of our relatively minor customers.

While we are not a defendant, the validity of our licensed software was legally challenged in the U of T filed federal lawsuit. In order to defend the legitimacy of our licensed software and maintain our relationships with our licensees, we made the business decision to actively participate in the costs of the legal defense.

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of US Patent No. 4,674,112 against the Plaintiff, The Board of Regents of the University of Texas, and in favor of all remaining Defendants. This court action is therefore terminated; however, the Plaintiff has filed an appeal.

Zi Corporation 2007          17

On February 22, 2007, we entered into a settlement agreement with the Receiver for the Lancer Entities (the "Receiver") to settle any and all outstanding claims and issues among the Receiver, the Lancer Entities and us, subject to certain conditions. On April 10, 2007, the settlement agreement became fully effective. Pursuant to the settlement agreement, the parties discontinued, with prejudice, all litigation and regulatory proceedings of any kind. In addition, the Receiver, and certain of our current and former directors delivered mutual releases. As a result of the settlement agreement, Michael E. Lobsinger resigned as a director. He was replaced as a director by George Tai of Calgary, Alberta.

From time to time, we are involved in other claims in the normal course of business. Management assesses such claims and where it is probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. We do not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Although we do not anticipate or foresee at this time any new intellectual property proceedings being instigated by other parties against us or by us against other parties, there is no assurance that our legal costs or legal actions will significantly diminish in the future. We do not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, our legal costs in respect of these actions may increase or maintain current levels if any judgment or determination is appealed or otherwise progresses though the legal process. Moreover, given the extremely competitive nature of our eZiText business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, we, or any of our licensees, will not be continually subject to allegations concerning the status or validity of our intellectual property.

Subsequent Events

On July 26, 2007, we granted to directors 175,000 stock options with a Black Scholes fair value of $0.59 per share option under our stock option plans. The value of those shares options, aggregating $103,250 will be amortized over the 12-month vesting period.

On August 10, 2007, we received a Nasdaq Staff Deficiency Letter indicating that we were not currently in compliance with the stockholders' equity, market value of publicly held shares and total asset and revenue requirements for continued listing on The Nasdaq Global Market as set forth in Nasdaq Marketplace Rules 4450(a)(3), 4450(b)(1)(A) and 4450(b)(1)(B). In accordance with Nasdaq rules, we have been provided 30 calendar days, or until September 10, 2007, to regain compliance with the continued listing requirements of The Nasdaq Global Market. In the event we are unable to meet the continued listing requirements of The Nasdaq Global Market on or before September 10, 2007, we intend to apply to transfer our listing to The Nasdaq Capital Market, the continued listing requirements of which are less stringent than The Nasdaq Global Market. The general consequence of not meeting Nasdaq's continued listing requirements is delisting from Nasdaq.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

  our history of operating losses and uncertainty of future profitability;

  the potential inability to raise additional capital to support our operations and future growth;

  uncertainty as to the degree of and continuing market acceptance of our products and services;

  uncertainties relating to product development;

  risks associated with the number, amount and timing of new product introductions;

  our products may contain defects that could be costly to fix, damage our reputation and expose us to litigation;

  uncertainty regarding patents, proprietary rights and software piracy;

  variability in customer demand;

  fluctuations in quarterly results could negatively affect our financial results;

  our dependence on third party performance under marketing and licensing arrangements;

  risks associated with the contingent nature of continued performance under major sales contracts;

  18         Second Quarter Interim Report

  rapid technological change and competition;

  uncertainty regarding the pricing, reporting and collection of accounts;

  uncertainties related to dependence on third-party suppliers;

  risks associated with dependence on sales in foreign countries;

  the potential for adverse developments in pending litigation;

  risks related to indemnity claims from third parties;

  fluctuations in foreign exchange rates;

  uncertainties associated with the Canadian Revenue Agency's audit of our cross border transactions;

  uncertainties associated with changes in government policy and regulation, particularly in the Peoples Republic of China;

  adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which we do business;

  changes in our size and structure;

  risks associated with mergers, acquisitions and dispositions;

  risks of dilutive future financings;

  the effectiveness of our management and our strategic relationships;

  inability to attract and retain key personnel;

  the negative history associated with the Lancer proceedings could have an on going effect on the public's perceptions of us;

  the U of T appeal to the court's decision to terminate the patent infringement case;

  other risks and uncertainties that may be disclosed in our various corporate disclosure documents from time to time; and,

  other risk factors detailed from time to time in our periodic reports filed with the U.S. Securities and Exchange Commission and other regulatory authorities.

Additional Information

Additional information can be found in our Form 20-F filed with the U.S. Securities and Exchange Commission as well as in other public documents filed in Canada which can be accessed at on www.sec.gov and www.sedar.com, respectively.

Zi Corporation 2007          19

consolidated balance sheets

	June 30,2007	December 31, 2006
(All amounts in United States of America dollars except share amounts)	(unaudited)

Assets
Current assets
Cash and cash equivalents	$5,492,729	$1,672,847
Restricted cash	2,549,366	2,160,495
Accounts receivable, net of allowance of $414,642 (2006 - $936,731)	2,739,617	5,785,954
Prepayments and deposits	472,975	599,963
Total current assets	11,254,687	10,219,259
Capital assets - net (note 6)	846,988	906,094
Intangible assets - net (note 7)	3,503,912	3,421,717
	$15,605,587	$14,547,070
Liabilities and shareholders' equity
Current liabilities
Bank indebtedness	$-	$1,000,000
Accounts payable and accrued liabilities (note 12)	3,804,811	4,046,022
Deferred revenue	2,841,720	4,478,026
Deferred tax	277,829	174,400
Current portion of other long-term liabilities	-	30,467
Total current liabilities	6,924,360	9,728,915

Contingent liabilities (note 10)
Going concern (note 2)
Shareholders' equity
Share capital (note 8)
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	-	-
Unlimited number of common shares, no par value, authorized, 50,557,957 (2006 - 46,688,624) issued and outstanding	114,926,793	110,635,085
Additional paid-in capital	3,306,690	3,101,201
Warrants	1,403,160	-
Accumulated deficit	(110,751,045)	(108,575,499)
Accumulated other comprehensive loss	(204,371)	(342,632)
	8,681,227	4,818,155
	$15,605,587	$14,547,070
See accompanying notes to unaudited consolidated financial statements.

  20         Second Quarter Interim Report

consolidated statements of loss

	Three Months Ended June 30,		Six Months Ended June 30,
All amounts in United States of America dollars except share amounts)
(unaudited)	2007	2006	2007	2006
Revenue	$3,489,416	$2,683,912	$6,120,426	$5,825,798
Cost of sales	65,906	91,041	103,236	184,228
Gross margin	3,423,510	2,592,871	6,017,190	5,641,570

Operating expenses

Selling general and administrative	(3,057,368)	(3,032,693)	(5,739,488)	(5,485,319)
Litigation and legal (note 10)	(437,078)	(826,178)	(871,538)	(1,681,602)
Product research and development	(551,964)	(1,142,697)	(1,067,856)	(2,119,661)
Depreciation and amortization	(439,937)	(353,107)	(912,970)	(666,829)
Operating loss from continuing operations	(1,062,837)	(2,761,804)	(2,574,662)	(4,311,841)
Interest on capital lease obligation	-	(191)	(43)	(527)
Other interest expense	(538)	(12)	(2,814)	(54)
Interest and other income	79,980	70,500	112,215	166,429
Loss from continuing operations before undernoted	(983,395)	(2,691,507)	(2,465,304)	(4,145,993)
Recovery of impaired note receivable	130,931	-	130,931	-
Income taxes (note 9)	(334,829)	(163,196)	(473,774)	(533,510)
Loss from continuing operations	$(1,187,293)	$(2,854,703)	$(2,808,147)	$(4,679,503)
Discontinued operations (note 5)	-	(176,366)	-	(636,087)
Gain on disposal of discontinued operations (note 4)	-	-	632,601	-
Net loss	$(1,187,293)	$(3,031,069)	$(2,175,546)	$(5,315,590)
Basic and diluted loss per share from continuing operations (note 12)	$(0.02)	$(0.06)	$(0.06)	$(0.10)
Basic and diluted gain (loss) per share from discontinued operations (note 5 & 12)	$0.00	$(0.01)	$0.01	$(0.01)
Basic and diluted loss per share (note 12)	$(0.02)	$(0.07)	$(0.05)	$(0.11)
Weighted average common shares - basic and diluted	50,542,579	46,368,622	47,358,258	46,320,860
Common shares outstanding, end of period	50,557,957	46,676,130	50,557,957	46,676,130
See accompanying notes to unaudited consolidated financial statements.

Zi Corporation 2007          21

consolidated statements of cash flow

	Three Months Ended June 30,		Six Months Ended June 30,
All amounts in United States of America dollars except share amounts)
(unaudited)	2007	2006	2007	2006
Net cash flow from (used in) operating activities:
Net loss from continuing operations	$(1,187,293)	$(2,854,703)	$(2,808,147)	$(4,679,503)
Items not affecting cash:
Loss on dispositions of capital assets	-	959	-	3,091
Depreciation and amortization	448,000	359,699	926,118	680,212
Stock compensation expense	163,757	390,795	272,630	486,106
Recovery of impaired note receivable	(130,931)	-	(130,931)	-
Decrease (increase) in non-cash working capital
Accounts receivable	(938,673)	699,539	3,046,337	925,745
Work-in-progress and inventory	-	(827)	-	(827)
Prepayments and deposits	(141,173)	(302,887)	126,988	(172,154)
Accounts payable and accrued liabilities	(379,747)	235,045	(241,211)	(152,507)
Deferred revenue	(555,372)	(661,713)	(1,636,306)	(1,210,572)
Deferred tax	138,884	-	103,429	-
Cash flow used in operating activities	(2,582,548)	(2,134,093)	(341,093)	(4,120,409)
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares
and warrants net of issuance cost	-	-	5,533,644	-
Proceeds from exercise of stock options	-	-	94,083	-
Payment of bank indebtedness	-	-	(1,000,000)	-
Payment of capital lease obligations	-	(981)	(1,833)	(4,841)
Cash flow from (used in) financing activities	-	(981)	4,625,894	(4,841)
Cash flow from (used in) investing activities:
Purchase of capital assets	(53,046)	(162,960)	(120,755)	(224,198)
Software development costs	(347,003)	(422,279)	(761,771)	(775,249)
Other deferred costs	(14,451)	(11,633)	(28,634)	(26,287)
Note receivable from related party	-	-	-	(125,000)
Recovery of impaired note receivable	130,931	-	130,931	-
Changes in restricted cash	(65,212)	(280,942)	(388,871)	(1,099,583)
Cash flow used in investing activities	(348,781)	(877,814)	(1,169,100)	(2,250,317)
Cash flow from (used in) discontinued operations (note 5):
Operating activities	-	-	-	(131,445)
Financing activities	-	-	-	(106,650)
Investing activities	326,347	-	632,601	(145,780)
Cash flow from (used in) discontinued operations	326,347	-	632,601	(383,875)
Effect of foreign exchange rate changes on cash and cash equivalents	46,664	(29,548)	71,580	(47,312)
Net cash inflow (outflow)	(2,558,318)	(3,042,436)	3,819,882	(6,806,754)
Cash and cash equivalents, beginning of period	8,051,047	7,745,003	1,672,847	11,509,321
Cash and cash equivalents, end of period	$5,492,729	$4,702,567	$5,492,729	$4,702,567

Components of cash and cash equivalents
Cash	$2,404,661	$1,308,154	$2,404,661	$1,308,154
Cash equivalents	$3,088,068	$3,394,413	$3,088,068	$3,394,413
Supplemental cash flow information
Cash paid for interest	$538	$203	$2,857	$581
Cash paid for income taxes	$400,646	$206,586	$460,167	$384,421
See accompanying notes to unaudited consolidated financial statements.

  22         Second Quarter Interim Report

notes to the consolidated financial statements
 For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

1.

Nature of Operations

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. The Company's full range of intuitive and easy-to-use solutions include its new eZiType™ predictive keyboard with auto-correction, eZiText® for one-touch predictive text entry, eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting which now includes prediction technology and Qix™, a search and discovery engine. Zi markets these products directly to original equipment manufacturers, original design manufacturers and carriers.

2.

Going Concern Basis of Presentation

As at June 30, 2007, the company had an accumulated deficit of $110,751,045 and incurred a loss of $2,808,147 from continuing operations and used cash in operating activities of $341,093 for the six month period ended June 30, 2007. Continuing operations are dependent on achieving profitable operations and possibly needing to raise additional capital to meet obligations and repay liabilities arising from the normal operations when they come due.

The Company is executing a business plan to allow it to continue as a going concern. The Company intends to achieve profitability through cost containment and revenue growth. The Company can give no assurance that it will be successful in executing this plan. Should it fail to control its expenses, earn additional revenue or, if needed, raise additional capital it may be forced to suspend operations, and possibly even liquidate assets and wind-up and dissolve the Company.

During the first quarter of 2007, the Company completed an essential part of its business plan by completing a private placement for net proceeds of $5,533,644. In the first half of 2007 compared to the first half of 2006, operating expenses decreased and revenues increased, resulting in reduced net losses from continued operations.

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

3.

Significant Accounting Policies

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2006 annual consolidated financial statements; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the 2006 annual consolidated financial statements. In management's opinion, the unaudited consolidated financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Other comprehensive income (loss)
Foreign currency gain	$314,408	$171,177	$138,261	$336,184
Other comprehensive income	314,408	171,177	138,261	336,184
Net loss for the period	(1,187,293)	(3,031,069)	(2,175,546)	(5,315,590)
Comprehensive net loss for the period	$(872,885)	$(2,859,892)	$(2,037,285)	$(4,979,406)

Zi Corporation 2007          23

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Stock-based compensation plan

The Company has a stock-based compensation plan, which is described in note 8. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense related to the exercise of stock options previously credited to additional paid-in capital is credited to common stock. New common stock is issued upon exercise of stock options or Restricted Stock Units ("RSUs").

The Company recognizes its stock-based compensation expense in accordance with Statement of Financial Accounting Standards, No. 123(R), "Share Based Payment", ("SFAS No. 123(R)"). This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (for example, stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period.

The fair value of options is determined at the grant date using a Black-Scholes closed-form model valuation technique, which requires the Company to make several assumptions. The risk-free interest rate is based on the Canadian benchmark bond yield curve in effect for the expected term of the option at the time of grant. The dividend yield on common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of common stock is based on the historical volatility of the Company's common stock over a time period equal to the expected term of the option and ending on the last date of the quarter in which the options were granted. The expected life and expected forfeiture rate of the options is based on the Company's historical experience for various categories of employees receiving stock option grants. The Company accounts for RSUs in accordance with SFAS No. 123(R), and records the fair value of the RSUs equal to the market price on the date of grant with the related compensation expense recognized over the vesting period.

A new stock-based compensation plan was approved by shareholders on July 26, 2007 (see note 8).

Income taxes

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Corporation's financial position or results of operation (see note 9).

Restricted cash

At June 30, 2007, the Company held the U.S. dollar equivalent of $2,549,366 (December 31, 2006 - $2,160,495) in Renminbi through one of its Chinese subsidiaries Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi"). Due to Peoples Republic of China ("PRC") government regulations pertaining to the capitalization of Chinese companies, these funds are available to fund the day-today operations of the Company's various Chinese subsidiaries and are not currently fully available to fund the non-Chinese operations of the Company. Huayu Zi continues to be profitable and is expected to have a surplus balance within the year. Once Huayu Zi achieves a surplus balance, a portion of the restricted cash will be available to fund non-Chinese operations through payment of dividends. If Huayu Zi continues to be profitable, the entire cash balance may become non-restricted.

At June 30, 2007 and December 31, 2006, the Company has classified these funds as restricted.

Recent accounting pronouncements

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company's balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006. The Company has adopted SAB 108 in the fourth quarter of fiscal 2006. The adoption of SAB 108 has not had a significant impact on the Company's consolidated operations and financial condition.

  24         Second Quarter Interim Report

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

In September 2006 the FASB issued SFAS No. 157 "Fair Value Measurements", which is effective for fiscal years beginning after November 15, 2007. The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company's consolidated operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No.115". The statement provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. The Company has not yet estimated the impact, if any, of the new standard.

The Securities and Exchange Commission ("SEC") recently commented that several registrants should have recorded share purchase warrants that were issued in a currency other than their functional currency as a derivative instrument in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", instead of shareholders equity, and adjusted to market value each reporting period. The FASB met and concluded that the position taken by the SEC was correct, but that entities would be allowed until 2008 to adopt it, and then would be able to do so as a change of accounting policy. Early adoption is not permitted. The Company has assessed what, if any, impact this change will have on its financial statements. The Company does not have warrants outstanding that meet the definition of a derivative under SFAS 133 as at June 30, 2007. However, the Company did in previous years have warrants that meet this definition. As a result, the Company could be required to record a significant cumulative adjustment to its opening accumulated deficit in 2008.

4.

Disposition of Archer Education Group Inc.

Effective March 27, 2007, the Company sold its minority interest in Archer Education Group, Inc. ("Archer") for total proceeds of $632,601. There were no contingent considerations or performance criteria in the sale agreement.

The Company's proportionate share of the loss from Archer's operations for the period ended March 27, 2007 has not been recognized as the carrying value of the investment in Archer was nil and the Company had no commitment to fund this loss. In addition to this, Archer did not complete any private placements between January 1, 2007 and March 27, 2007; therefore, the Company was not required to recognize any potential dilution gains resulting in an increase in its net investment in Archer. As a result, the full amount of the proceeds were recognized as a gain on disposal of discontinued operations in the six month period ended June 30, 2007 (see note 5).

5.

Discontinued Operations

On March 12, 2007, the Company received an offer to purchase its minority interest in Archer. The offer was presented and approved by the Company's Board of Directors on March 22, 2007 (see note 4). Because the Company's management had not previously been given a mandate by the Board of Directors to locate a purchaser of its investment in Archer, Archer had been included in the Company's consolidated operating loss for the three month and six month periods ended June 30, 2006. As the Company no longer carries on any related business activities, for the three and six month periods ended June 30, 2006 Archer's operating results have been reclassified to discontinued operations.

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Revenue	$-	$-	$-	$555,523
Cost of sales	-	-	-	(22,696)
Operating expenses	-	-	-	(932,678)
Interest income	-	-	-	9,032
Equity interest in significantly influenced company	-	(176,366)	-	(245,268)
Gain on disposal of discontinued operations	-	-	632,601	-
Net income (loss)	$-	$(176,366)	$632,601	$(636,087)

Zi Corporation 2007          25

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The Company's proportionate share of the loss from Archer's operations for the period ended March 27, 2007 has not been recognized as the carrying value of the investment in Archer was nil and the Company had no commitment to fund its loss.

Archer issued additional share capital which reduced the Company's proportionate share ownership in Archer below 50% prior to March 31, 2006. Accordingly, Archer was deconsolidated on February 28, 2006 and accounted for under the equity method thereon.

Prior to the completion of the sale, Archer's operating results had been categorized as the Company's e-Learning business segment. Through the Company's discontinued e-Learning business segment, the Company provided e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Archer provided personal and organizational teaching and learning through Canadian based schools.

6.

Capital Assets

	Cost	Accumulated amortization	Net book value
June 30, 2007
Computer and office equipment	$3,466,790	$2,641,472	$825,318
Leasehold improvements	610,055	588,385	21,670
	$4,076,845	$3,229,857	$846,988
December 31, 2006
Computer and office equipment	$3,160,556	$2,341,331	$819,225
Leasehold improvements	563,062	476,193	86,869
	$3,723,618	$2,817,524	$906,094

7. Intangible Assets
	Cost	Accumulated amortization	Net book value
June 30, 2007
Patents	$1,802,013	$739,669	$1,062,344
Trademarks	73,150	16,625	56,525
Customer agreements	193,447	105,516	87,931
Software development costs	12,493,348	10,196,236	2,297,112
	$14,561,958	$11,058,046	$3,503,912
December 31, 2006
Patents	$1,762,051	$626,309	$1,135,742
Trademarks	73,050	13,282	59,768
Customer agreements	193,182	84,298	108,884
Software development costs	10,875,561	8,758,238	2,117,323
	$12,903,844	$9,482,127	$3,421,717

During the three and six month periods ended June 30, 2007, $347,003 and $761,771 (June 30, 2006 - $422,279 and $775,249), respectively, of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization for the three month period ended June 30, 2007 includes $298,823 of amortization of deferred software development costs and $42,149 and $10,507, respectively, of amortization of patents and trademarks and customer agreements (June 30, 2006 - $189,528, $39,872 and $9,742, respectively). Amortization for the six month period ended June 30, 2007, includes $633,199 of amortization of deferred software development costs and $83,134 and $20,800, respectively, of amortization of patents and trademarks and customer agreements (June 30, 2006 - $361,575, $78,213 and $19,024, respectively).

  26         Second Quarter Interim Report

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The following is the estimated amortization expense of intangible assets for each of the next five years:

2007	$1,263,628
2008	961,569
2009	455,473
2010	138,260
2011	130,536
Total	$2,949,466

8.

Share Capital

Private Placement

On March 29, 2007, the Company completed a brokered private placement in the United States and a non-brokered private placement in Canada of a total of 3,776,848 units priced at $1.61 per unit for net proceeds of $5,533,644. Each unit consisted of one share of the Company's stock and two-fifth of a stock purchase warrant. Each whole stock purchase warrant is exercisable to purchase one share of the Company's stock after six months from the date of closing but before March 29, 2012, at an exercise price of $2.14 per share. As at June 30, 2007, there were 1,709,532 stock purchase warrants outstanding.

Related to the private placement, the Company agreed to pay a commission to the placement agent involved in the private placement in the United States equal to 10 percent of the gross proceeds of such private placement, with eight percent to be paid in the form of cash and two percent to be paid in the form of units equal to the price paid per unit. An additional eight percent is payable on the gross proceeds of the cash exercise of any share purchase warrants held by investors during the first twelve months following the closing of the private placement in the United States and four percent of the gross proceeds of the cash exercise of any share purchase warrants held by investors during the second twelve months following the closing of the private placement in the United States. Such placement agent has also been issued warrants to purchase such number of common shares of the Company equal to eight percent of the units issued in the private placement in the United States. Both units and warrants issued to the placement agent have been included in the total units and warrants reported above.

Under the terms of the private placement, the units sold in the private placement were subject to statutory restrictions on resale, including hold periods. The Company was required to register the shares for resale in the United States with the Securities and Exchange Commission. The registration became effective on May 30, 2007.

Stock-based compensation

At June 30, 2007, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

Under the terms of the Stock Option Plan, options and RSUs may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company's shares on the day preceding the date of grant. The options and RSUs are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant.

During the three and six months ended June 30, 2007, nil and 55,000, respectively, stock options were exercised for proceeds of nil and $94,083. In the same two periods in 2006, nil and nil, respectively, stock options were exercised. During the three and six months ended June 30, 2007, 66,700 and 788,700, respectively, stock options were granted by the Company (June 30, 2006 - 1,094,000 and 1,123,000, respectively). As at June 30, 2007 and December 31, 2006, the Company has a total of 3,725,450 and 3,950,000 outstanding options, respectively, which expire over a period of one to five years.

During the three and six months ended June 30, 2007, 24,991 and 37,486, respectively, RSUs were exercised (June 30, 2006, 403,562 and 403,562, respectively), for proceeds of nil and nil, respectively. In the three and six month periods ended June 30, 2007, nil and nil, respectively, RSUs were granted by the Company (June 30, 2006, 87,468 and 87,468, respectively). As at June 30, 2007 and December 31, 2006, nil and 49,983 RSUs, respectively, were outstanding. The RSUs vest upon granting, expire five years from the date of grant, are granted and issued without performance criteria attached and at no cost to the grantee.

Zi Corporation 2007          27

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Since inception of the Stock Option Plan in 1993, shareholders have approved resolutions reserving a total of 12,915,000 common shares for issuance under the plan of which 500,000 are issuable as RSUs. At June 30, 2007, the Company had 1,149,743 common shares and 12,495 RSUs (December 31, 2006 - 1,035,619 common shares and nil RSUs) remaining reserved for possible future allocation under the plan.

On July 26, 2007, the shareholders approved a new stock-based compensation plan ("2007 Plan"), which replaces and supercedes the previous stock-based compensation plans. The 2007 Plan provides that stock options, restricted stock awards (in the case of participants subject to taxation in the United States) and restricted stock unit awards (in the case of participants subject to taxation in Canada) may be granted by the Corporation to officers, directors, employees and service providers of the Corporation, or of any affiliate or subsidiary of the Corporation from time to time up to a maximum of fifteen (15%) percent of the Corporation's issued capital. The number of the common shares which may be reserved specifically for issuance in respect of Restricted Stock Awards ("RSAs") and Restricted Stock Unit Awards shall not exceed 7,583,693 common shares. Any expiration, cancellation or exercise of stock options pursuant to the provisions of the 2007 Plan will allow the Corporation to re-grant the options on a continuous revolving and reloading basis. Any expiration or cancellation of RSAs and RSUs become available for re-granting by the Company. Any increase in the issued and outstanding common shares will result in an increase in the maximum number of common shares reserved for issuance under the 2007 Plan. As at July 26, 2007, the 2007 Plan approval date, the Corporation had 50,557,957 common shares issued and outstanding. Accordingly, 7,583,693 common shares may be reserved for issuance under the 2007 Plan as at that date. The 2007 Plan is required to be re-approved by shareholders every 3 years.

Options, RSAs and RSUs awarded under the 2007 Plan may be subject to performance criteria before vesting. Share compensation expense is recorded if the performance criterion is more likely than not to be achieved. Share compensation expense is not recorded if the performance criterion is unlikely to be achieved.

Compensation expense related to stock options, RSAs and RSUs are based on the fair value of the underlying shares on the date of grant. Compensation expense related to stock options, RSAs and RSUs granted pursuant to the stock-based compensation plan was determined based on the estimated fair values using the Black-Scholes Option Pricing Model and the following assumptions:

	Three months ended June 30, 2007	Three months ended June 30, 2006
Risk free interest rate	4.64%-4.65%	3.89%-4.23%
Expected term in years	3.0-4.0	1.0-4.0
Expected dividend yield	0%	0%
Weighted average volatility	61%	92%
Expected volatility	92% to 106%	78% to 102%

	Six months ended	Six months ended
	June 30, 2007	June 30, 2006
Risk free interest rate	3.94% - 4.65%	3.89% - 4.23%
Expected term in years	1.0-4.0	1.0-4.0
Expected dividend yield	0%	0%
Weighted average volatility	85%	92%
Expected volatility	89% to 106%	78% to 102%

  28         Second Quarter Interim Report

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Stock option, RSU activity and related information for the three and six months ended June 30, 2007 are as follows:
Three months ended June 30, 2007	Shares under options and RSU's	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Outstanding, beginning of period	3,703,075	$2.38
Granted	66,700	1.11
Exercised	(24,991)	-
Forfeited	-	-
Expired	(19,334)	(2.13)
Outstanding, end of period	3,725,450	$2.58	3.06 Years	$79,219
Exercisable, end of period	2,671,150	$2.94	4.34 Years	$-
Weighted-average fair value of stock options granted during the period				$0.56

Three months ended June 30, 2006	Shares under options and RSU's	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Outstanding, beginning of period	3,900,737	$3.56
Granted	1,181,468	1.65
Exercised	(403,562)	-
Forfeited	(46,958)	(3.89)
Expired	(219,167)	(7.21)
Outstanding, end of period	4,412,518	$3.23	3.01 Years	$76,295
Exercisable, end of period	3,330,144	$3.65	2.52 Years	$76,295
Weighted-average fair value of stock options granted during the period				$1.12

Six months ended June 30, 2007	Shares under options and RSU's	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Outstanding, beginning of period	3,999,982	$2.49
Granted	788,700	1.88
Exercised	(92,486)	(1.05)
Forfeited	(666)	(2.48)
Expired	(970,080)	(2.68)
Outstanding, end of period	3,725,450	$2.58	3.06 Years	$79,219
Exercisable, end of period	2,671,150	$2.94	4.34 Years	$-
Weighted-average fair value of stock options granted during the period				$1.00

Zi Corporation 2007          29

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

	Shares	Weighted	Weighted
	under options	average	average remaining	Aggregate
Six months ended June 30, 2006	and RSU's	exercise price	contractual life	intrinsic value
Outstanding, beginning of period	4,106,487	$3.82
Granted	1,210,468	1.62
Exercised	(403,562)	-
Forfeited	(49,208)	(3.83)
Expired	(451,667)	(7.49)
Outstanding, end of period	4,412,518	$3.23	3.01 Years	$76,295
Exercisable, end of period	3,330,144	$3.65	2.52 Years	$76,295
Weighted-average fair value of stock options granted during the period				$1.09

A summary of the status of the Company's unvested options as of June 30 2007 and 2006, and changes during the three month periods then ended is presented below:

Three months ended June 30,	2007		2006
		Weighted average		Weighted average
	Shares under options	grant date	Shares	grant date
		fair value	under options	fair value
Unvested, beginning of period	1,062,333	$0.93	139,833	$1.96
Granted	66,700	0.56	1,181,468	1.12
Vested	(74,733)	(1.15)	(236,427)	(1.37)
Forfeited	-	-	(2,500)	(1.08)
Unvested, end of period	1,054,300	$0.97	1,082,374	$1.17

Six months ended June 30,	2007		2006
		Weighted average		Weighted average
	Shares	grant date	Shares	grant date
	under options	fair value	under options	fair value
Unvested, beginning of period	404,499	$0.50	116,166	$2.31
Granted	788,700	1.00	1,210,468	1.09
Vested	(138,233)	(1.12)	(241,760)	(1.32)
Forfeited	(666)	(1.25)	(2,500)	(1.08)
Unvested, end of period	1,054,300	$0.97	1,082,374	$1.17

  30         Second Quarter Interim Report

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The stock-based compensation expense included in the Company's consolidated statement of loss was as follows:

Three month period ended June 30,	2007	2006
Selling general and administration	$152,049	$277,647
Product research and development	11,708	113,148
Total stock-based compensation expense	$163,757	$390,795

Six month period ended June 30,	2007	2006
Selling general and administration	$249,078	$305,034
Product research and development	23,552	181,072
Total stock-based compensation expense	$272,630	$486,106

As of June 30, 2007, there was $643,992 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 3.59 years. The total fair value of shares vested during the three and six months ended June 30, 2007 was $85,954 and $154,416, respectively.

9.

Income Taxes

The Company adopted the provisions of FIN 48 on January 1, 2007. The implementation of FIN 48 did not result in any adjustment to the Company's beginning tax positions. The Company continues to recognize its tax benefits which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized. As a January 1, 2007 and June 30, 2007, the Company did not have any unrecognized tax benefits.

The Company is subject to income taxes in Canada, United States, China, Hong Kong, and Sweden. Consequently, the Company files income tax returns in each of these jurisdictions. The Company is generally no longer subject to income tax examinations by Canadian tax authorities for years before 2000; 2001 for the United States; 1997 for China; 1999 for Hong Kong; and, 2000 for Sweden.

The Canada Revenue Agency ("CRA") commenced an examination of the Company's international transfer pricing policies and procedures and documentation for 2002 and 2003 in the second quarter 2006. The Company prepared a submission for the 2002 and 2003 taxation years, which was submitted to CRA on July 10, 2007. The examination of the submission is still on going and is not expected to be completed until the end of 2008; however, CRA is expected to provide its initial review comments by the end of third quarter 2007. The ultimate resolution of this matter is uncertain and a range of possible outcomes cannot be determined as of June 30, 2007. Once a possible range of outcomes can be reasonably determined and is more-likely-than-not to be incurred, the Company will report its tax position. The Company will continue to monitor the progress of the examination and record an adjustment when such adjustment, if any, can be reasonably estimated and is more-likely-than-not to occur.

For the three month period ended June 30, 2007, Huayu Zi made provision for income taxes payable as a result of no longer having tax losses available from prior years. The Company has included for the three and six month periods ended June 30, 2007 income tax expense of $334,829 and $474,774, respectively (for the three and six month periods ended June 30, 2006 - $163,196 and $533,510, respectively). The Company recognizes any interest accrued and penalties incurred related to unrecognized tax benefits in income tax expense. During the three months ended June 30, 2007 and 2006, there was no such interest or penalty.

As of June 30, 2007, and December 31, 2006, the company recorded deferred taxes of $277,829 and $174,400, respectively. Deferred taxes result from differences in tax reporting with the Company's Chinese operations. The Chinese tax authorities require the Company's Chinese operations to report earnings under PRC GAAP, which differs from U.S. GAAP. Accordingly, deferred taxes are recorded when the Company's Chinese operations are adjusted to U.S. GAAP.

Zi Corporation 2007          31

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

10.

Contingent Liabilities and Guarantees

Commencing on March 11, 2005, the Board of Regents of the University of Texas System ("UT") filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 (‘112 Patent") in the U.S. District Court for the Western District of Texas, Austin Division. Of the named parties, the majority are customers of the Company's principal competitor in the text input market and a few are customers of the Company.

The Company was not a named party in the action. The Company has not accepted liability for any indemnity pursuant to its customer license agreements or otherwise. As a result of the Company's efforts the claim against two of its customers were dismissed prior to any defense being filed. Without any admission of liability, the Company agreed as a business decision to assume the defense of five of its customers. Given the costs involved, the Company settled the claims against four of its relatively minor customers. The Company continued to defend the action on behalf of one of its customers.

While the company is not a defendant, the validity of the Company's licensed software was legally challenged in the UT filed federal lawsuit. In order to defend the legitimacy of the licensed software and maintain the relationships with the licensees, the Company made the business decision to actively participate in the costs of the legal defense.

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of US Patent No. 4,674,112 against the Plaintiff, The Board of Regents of the University of Texas, and in favor of all remaining Defendants. This court action is therefore terminated. The plaintiff has filed an appeal.

On February 22, 2007, the Company entered into a settlement agreement with the Receiver for the Lancer Entities (the "Receiver") to settle any and all outstanding claims and issues among the Receiver, the Lancer Entities and the Company subject to certain conditions. On April 10, 2007, the settlement agreement became fully effective. Pursuant to the settlement agreement, the parties agreed to, among other things, immediately discontinue, with prejudice, all litigation and regulatory proceedings of any kind. In addition, the Receiver, the Company and certain current and former directors of the Company agreed to deliver mutual releases. Also, as a result of the settlement agreement, Michael E. Lobsinger resigned as a director of the Company. He was replaced as a director by George Tai of Calgary, Alberta.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where it is probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

11.

Segmented Information

Zi Corporation develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi Corporation has a singular focus: to make mobile devices smarter and easier to use. Zi makes "intelligent interfaces" - software products that simplify data entry and interaction on communications devices. The result is richer, more personalized interaction for quicker, easier communication in 60 different language databases for use around the world.

Zi's product portfolio includes five products. eZiTap combines the power of predictive texting and automatic vocabulary learning with the familiarity and flexibility of multi-tap input. eZiTap is ideal for the youth market in which multi-tap is used to create unique and fun vocabulary and texting shortcuts. eZiType is a comprehensive predictive text entry product for mobile email users. Ideal for keyboard-based mobile devices such as smartphones, PDAs and gaming consoles, eZiType improves the mobile email user's text entry experience by enhancing typing speed and spelling accuracy. eZiText provides fast, efficient, predictive one-touch entry and word completion, enhanced with the interactive learning and personalization of a user's own language patterns and behavior. Qix is a new service discovery engine that provides a quick and easy method for accessing a phone's full set of features, applications and services without having to remember where and how to find them via the traditionally structured menu system. Decuma is a new interactive handwriting input product from Zi that mimics how humans write with pen on paper - naturally and efficiently - in a broad range of languages. Revenues are reported under the contracting Zi subsidiary's country of residence.

Other operating expenses include unallocated segment expenses such as legal fees, public company costs, interest and other income and head office costs. The accounting policies of each of the business segments are the same as those described in note 3.

  32         Second Quarter Interim Report

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The Company's primary operations are located in North America. The Company operates two reportable business segments in four reportable geographic locations in which these subsidiaries reside:

Three months ended June 30,	Revenue	Amortization	VAT	Other operating expenses	Operating profit (loss), before interest and other income
2007
Zi Technology	$3,489,416	$407,763	$282,786	$2,715,754	$83,113
Corporate	-	40,237	-		(1,145,950)
Total	$3,489,416	$448,000	$282,786	$3,821,467	$(1,062,837)
Interest expense and interest and other income					79,442
Note receivable recovery					130,931
Loss before income taxes					$(852,464)
2006
Zi Technology	$2,683,912	$317,320	$179,421	$3,941,625	$(1,754,454)
Corporate	-	42,379	-	964,971	(1,007,350)
Total	$2,683,912	$359,699	$179,421	$4,906,596	$(2,761,804)
Interest expense and interest and other income					70,297
Loss before income taxes					$(2,691,507)

Six months ended June 30,	Revenue	Amortization	VAT	Other operating expenses	Operating profit (loss), before interest and other income
2007
Zi Technology	$6,120,426	$848,678	$393,380	$5,421,454	$(543,086)
Corporate	-	77,440	-	1,954,136	(2,031,576)
Total	$6,120,426	$926,118	$393,380	$7,375,590	$(2,574,662)
Interest expense and interest and other income					109,358
Note receivable recovery					130,931
Loss before income taxes					$ (2,334,373)
2006
Zi Technology	$5,825,798	$587,441	$337,762	$7,208,894	$(2,308,299)
Corporate	-	92,771	-	1,910,771	(2,003,542)
Total	$5,825,798	$680,212	$337,762	$9,119,665	$(4,311,841)
Interest expense and interest and other income					165,848
Loss before income taxes					$(4,145,993)

	June 30, 2007			December 31, 2006
	Capital and intangible assets	Other assets	Identifiable assets	Capital and intangible assets	Other assets	Identifiable assets
Zi Technology	$4,165,094	$6,941,354	$11,106,448	$4,094,355	$9,520,898	$13,615,253
Corporate	185,806	4,313,333	4,499,139	233,456	698,361	931,817
Total	$4,350,900	$11,254,687	$15,605,587	$4,327,811	$10,219,259	$14,547,070

Zi Corporation 2007         33

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Three months ended June 30,	Revenue	Amortization	VAT	Other operating expenses	Operating profit (loss), before interest and other income
2007
Canada	$1,354,716	$379,128	$-	$2,252,703	$(1,277,115)
China	1,889,347	20,013	282,786	727,454	859,094
USA	124,880	1,573	-	466,199	(342,892)
Sweden	120,473	44,887	-	369,945	(294,359)
Other	-	2,399	-	5,166	(7,565)
Total	$3,489,416	$448,000	$282,786	$3,821,467	$(1,062,837)
Interest expense and interest and other income					79,442
Note receivable recovery					130,931
Loss before income taxes					$(852,464)
2006
Canada	$1,217,150	$272,698	$-	$2,990,586	$(2,046,134)
China	1,158,054	40,209	179,421	777,819	160,605
USA	244,299	1,548	-	804,892	(562,141)
Sweden	64,409	41,645	-	318,085	(295,321)
Other	-	3,599	-	15,214	(18,813)
Total	$2,683,912	$359,699	$179,421	$4,906,596	$(2,761,804)
Interest expense and interest and other income					70,297
Loss before income taxes					$(2,691,507)

Six months ended June 30,	Revenue	Amortization	VAT	Other operating expenses	Operating profit (loss), before interest and other income
2007
Canada	$2,448,353	$787,779	$-	$4,348,967	$(2,688,393)
China	3,040,493	40,063	393,380	1,455,465	1,151,585
USA	385,633	3,269	-	836,535	(454,171)
Sweden	245,947	89,009	-	707,491	(550,553)
Other	-	5,998	-	27,132	(33,130)
Total	$6,120,426	$926,118	$393,380	$7,375,590	$(2,574,662)
Interest expense and interest and other income					109,358
Note receivable recovery					130,931
Loss before income taxes					$(2,334,373)
2006
Canada	$2,830,692	$533,200	$-	$5,893,622	$(3,596,130)
China	2,401,804	55,496	337,762	1,285,112	723,434
USA	450,142	3,111	-	1,259,094	(812,063)
Sweden	143,160	81,207	-	632,019	(570,066)
Other	-	7,198	-	49,818	(57,016)
Total	$5,825,798	$680,212	$337,762	$9,119,665	$(4,311,841)
Interest expense and interest and other income					165,848
Loss before income taxes					$(4,145,993)

  34         Second Quarter Interim Report

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

	June 30, 2007			December 31, 2006
	Capital and intangible assets	Other assets	Identifiable assets	Capital and intangible assets	Other assets	Identifiable assets
Canada	2,967,700	5,165,830	8,133,530	2,803,787	4,637,029	7,440,816
China	216,308	5,542,240	5,758,548	192,608	5,059,157	5,251,765
USA	19,925	235,793	255,718	23,193	246,866	270,059
Sweden	$1,146,967	$307,525	$1,454,492	$1,229,044	$258,745	$1,487,789
Other	-	3,299	3,299	79,179	17,462	96,641
Total	$4,350,900	$11,254,687	$15,605,587	$4,327,811	$10,219,259	$14,547,070

12. Supplemental Financial Information

Accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:
Accounts payable and accrued liabilities	June 30, 2007	December 31, 2006
Trade accounts payable	$1,209,042	$1,174,585
Compensation	1,109,366	1,285,652
Withholding tax and income taxes payable	905,386	876,546
Accounting and other compliance	377,340	315,641
Other accrued liabilities	105,537	66,550
Litigation and legal	98,140	327,048
Total	$3,804,811	$4,046,022

Loss per share

For the three and six months ended June 30, 2007, all stock options, RSUs and warrants in the amount of 5,434,982 have been excluded in the calculation of diluted loss per share as they are anti-dilutive (June 30, 2006 - 4,770,900).

13.

Subsequent Events

On July 26, 2007, the Company granted to directors 175,000 stock options with a Black Scholes fair value of $0.59 per share option under the Company's stock option plans. The value of those shares options, aggregating $103,250 will be amortized over the 12-month vesting period.

On August 10, 2007, the Company received a Nasdaq Staff Deficiency Letter indicating that the Company was not currently in compliance with the stockholders' equity, market value of publicly held shares and total asset and revenue requirements for continued listing on The Nasdaq Global Market as set forth in Nasdaq Marketplace Rules 4450(a)(3), 4450(b)(1)(A) and 4450(b)(1)(B). In accordance with Nasdaq rules, the Company has been provided 30 calendar days, or until September 10, 2007, to regain compliance with the continued listing requirements of The Nasdaq Global Market. In the event the Company is unable to meet the continued listing requirements of The Nasdaq Global Market on or before September 10, 2007, the Company intends to apply to transfer its listing to The Nasdaq Capital Market, the continued listing requirements of which are less stringent than The Nasdaq Global Market. The general consequence of not meeting Nasdaq's continued listing requirements is delisting from Nasdaq.

14.

Reclassification

Certain amounts have been reclassified to conform with the presentation adopted in the current period.

Zi Corporation 2007         35

corporate information

Directors	Additional information is available on the Company's
website or by contacting:
Milos Djokovic
Director	Investor Relations

Andrew M. Gertler	T 403.233.8875
Director	F 403.233.8878
E investor@zicorp.com
Donald Hyde	W www.zicorp.com
Director

Donald P. Moore	Banker
Director
HSBC Bank Canada
Robert Stefanski
Director
Legal Counsel
George Tai
Chairman of the Board	Borden Ladner Gervais LLP
Barristers and Solicitors

Senior Management Team	Auditor

MilosDjokovic	Ernst & Young LLP
President and Chief Executive Officer

Blair Mulllin	Transfer Agent
Chief Financial Officer
Olympia Trust Company

Stock Exchange Listing

Nasdaq: ZICA
Toronto Stock Exchange: ZIC

© 2007 Zi Corporation. All Rights Reserved. Zi, Decuma, Qix, eZiTap, eZiText and eZiType are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

T	403.233.8875
F	403.233.8878
E	investor@zicorp.com
W	www.zicorp.com